EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ocean Power Technologies, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-142547) of Ocean Power Technologies, Inc. of our report dated July 27, 2007, with respect to the consolidated balance sheets of Ocean Power Technologies, Inc. and subsidiaries as of April 30, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended April 30, 2007, which report appears in the April 30, 2007 annual report on Form 10-K of Ocean Power Technologies, Inc.

Our report refers to the adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective May 1, 2006.

/s/  KPMG LLP

Philadelphia, Pennsylvania
July 27, 2007